  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on May 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ María Cecilia Yad
Name:	María Cecilia Yad
Title:	Chief Financial Officer

Dated: May 14, 2014

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER 2014

NASSAU, Bahamas, May 14, 2014 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2014.

First Quarter 2014 and subsequent events highlights:

●	Recorded first quarter 2014 revenues of $86.3 million;

●	Recorded adjusted consolidated EBITDA of $19.6 million in the first quarter of 2014, 1 which is 2% higher than the adjusted consolidated EBITDA of $19.3 million obtained in the same period of 2013;

●	Operating profit for the first quarter 2014 was $5.0 million, as compared to $1.9 million in the first quarter of 2013;

●
Recorded total adjusted net loss and adjusted net loss per share of $(4.6) million and $(0.03) per share, respectively, in the first quarter of 2014, which excludes the effect of a $0.3 million loss for deferred taxes on unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). 2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(4.8) million and $(0.03), respectively;

●	Adjusted EBITDA for our Offshore Supply Business segment increased 40% to $13.2 million in the first quarter of 2014, as compared to $9.5 million in the same period of 2013.
____________
1	For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2
For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "2014 started on a strong note with our three new offshore vessels on their way to the Atlantic, two of them having participated successfully in tenders for four and six years employment, respectively, with Petrobras starting in 2015. In order to provide the subsea services we have offered, UP Coral will be converted into an RSV capable of supporting subsea operations, a segment of the industry that provides substantially higher margins than those of regular PSVs. We have also been successful in a tender to employ our UP Safira for a further four years with Petrobras at a rate of $30,000 per day with which all our vessels currently operating in Brazil are profitably employed on long term contracts."

Mr. Menéndez continued, "In our River Business, operations have seen a busy start to 2014, with 100 of our barges on a fixed time charter with Vale and a substantial soybean crop to carry. Furthermore, we have recently begun supplementing this business by providing transshipment services with our new transfer station, Paraná Iron, which is also on a long-term contract with Vale. We expect this new station to contribute substantial additional EBITDA by providing logistical services associated with river transportation. Looking forward, we are currently working with a European design firm to develop a state-of-the-art new series of shallow drafted, ultra fuel-efficient pushboats that we expect to significantly improve our River Business operations and allow us to achieve improved margins as we continue to serve our share of the fast-growing market for river transportation.

Our Ocean Segment has also performed strongly in the first quarter of 2014 with over $4.0 million in adjusted EBITDA as a result of an improvement in the operation of our product carriers as well as strong execution in our feeder container service."

Mr. Menéndez concluded, "We believe that Ultrapetrol is positioned for significant growth in 2014 and in the years to come, and that the steps we have taken in the first quarter have meaningfully enhanced our strategic position and our ability to provide increasingly complex and high-margin services. We have opened a door to subsea services for our Offshore Business which we believe will provide access to a growing and profitable sub-segment of the market and we are pleased to have expanded a promising relationship with Petrobras while also continuing to improve the execution and service offerings in our River and Ocean businesses. Our strong balance sheet demonstrated ability to profitably expand into higher-margin complementary services, and our long-term contracts with strong counterparties continue to serve us well and put us in a strong position from which to grow our fleet and to benefit from positive long-term trends in the markets in which we operate."

Overview of Financial Results

Total revenues for the first quarter of 2014 were $86.3 million as compared with $77.9 million in the same period of 2013.

Adjusted EBITDA for the first quarter of 2014 was $19.6 million as compared with $19.3 million in the same period of 2013. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the first quarter of 2014 was $(4.6) million, as compared with net loss of $(0.2) million, during the same period of 2013. First quarter 2014 adjusted net loss excludes the effect of a $0.3 million loss for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). Before adjusting for these effects, the recorded total net loss and net loss per share are $(4.8) million and $(0.03), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "During the quarter, we generated strong cash flow and enhanced our ability to continue to implement our growth strategy. Specifically, our adjusted EBITDA for the first quarter 2014 was $19.6 million, 2% higher when compared to the same period of last year. Our first quarter 2013 adjusted EBITDA included a one-time effect of $3.2 million(*) that positively impacted our results last year. Without considering such effect, our first quarter 2014 adjusted EBITDA increased 22%. Our cash level remained strong and stable, with $14.1 million in cash flow generated from operations during the quarter and an ending cash balance of $81.7 million. This will allow us to continue funding our growth projects and strategic initiatives. As we move forward in 2014 we are optimistic about the opportunities ahead and believe we continued to be very well positioned to meet our objectives and create value for our shareholders."

(*) Exchange difference affecting River segment operating expenses booked in the first quarter of 2013.

Business Segment Highlights

River

Loaded tons in the first quarter of 2014 remained almost equal to the same period of 2013 if cargo capacity is corrected by the effect of 100 barges now on time charter (earning a net daily hire) to Vale which were employed carrying cargo for a freight per ton carried under a COA in the first quarter of 2013.

First quarter 2014 River Business segment adjusted EBITDA was $(0.7) million as compared to $6.5 million in the same period of 2013, representing a $7.2 million decrease. Adjusted EBITDA for the first quarter of 2014 excludes $7.8 million corresponding to the pending completion of the voyages in transit at the end of the quarter. In the same period of 2013, this amount was only $3.7 million (i.e.: a difference of $4.1 million).

According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2014 was 8.1 million tons, which is in line with the 2013 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995.

The Company has decided to build two 6,000 and two 7,250 BHP new, state-of-the-art, shallow-drafted, heavy fuel consuming pushboats to add to its fleet, the first of which is expected to enter service in 2015.

Notwithstanding its newbuild program for pushboats, the Company has continued to install new engines that will convert a substantial portion of its line pushboats from diesel to heavy fuel consumption. The seventh re-engined pushboat is expected to commence operation within the first half of 2014. This program has demonstrated its potential to reduce fuel expense and to increase both tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

During the first quarter of 2014, our Punta Alvear barge-building facility continued with the production of barges for third parties. With the third party orders, as well as with the barges built for our own fleet, we expect to have our yard fully contracted through 2014.

Offshore Supply

In the Offshore Supply Business, we operated a fleet of fourteen PSVs, ten of which are contracted to Petrobras in Brazil, and one which operates in the North Sea (UK) while our three recently acquired newbuilt PSVs UP Agate, UP Coral and UP Opal arrived in the North Sea by the end of the first quarter of 2014. Two of them, UP Agate and UP Coral, commenced their operation during April 2014 and UP Opal in May 2014. We expect that the effect of these new vessels will positively impact our results in the forthcoming quarters.

The adjusted EBITDA generated by the Offshore Supply Business segment during the first quarter of 2014 was $13.2 million, 40% higher than the $9.5 million adjusted EBITDA generated in the same period of 2013. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the first quarter of 2014 increased by $5.8 million as compared with the same period of 2013. This 27% increase was primarily attributable to our UP Amber and UP Pearl which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, and on account of the charters of our UP Agua-Marinha, UP Topazio and UP Diamante, which were renewed with Petrobras in the second quarter of 2013 for four years at $35,380 per day as compared to their expiring charters at $28,000 per day. Also, during the third quarter of 2013, the charter of UP Esmeralda was renewed for four years at $31,950 per day as compared to its expiring charter of $26,200 per day. Partially offsetting this increase were the higher offhire days of our UP Turquoise, UP Jade, UP Rubi and UP Safira and the decrease in revenues of our UP Jasper on account of lower average spot rates.

During the first quarter of 2014 we participated successfully in three tenders held by Petrobras as a result of which, subject to an official award and board approval from the charterers our UP Coral may be employed for six years starting in 2015 as an RSV (Remote operated vehicle Service Vessel) at a rate of approximately $87,000 per day in a joint venture with a leading submarine operating company. Similarly, our PSVs UP Opal and UP Safira (whose current contract expired in September 2014) may be employed for four years to Petrobras at $31,000 and $30,000, respectively. Our UP Rubi has also been renewed for a further 4 year charter to Petrobras at $35,378 starting May 2014.

Ocean

The Ocean Business segment generated adjusted EBITDA of $4.1 million in the first quarter of 2014 as compared to $0.2 million in the same period of 2013, a $3.9 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business increased from $16.9 million in the first quarter of 2013 to $17.7 million in the same period of 2014, mainly attributable to rate increases of our Product Tankers, to the performance of our Argentino and to additional shipmanagement services provided to third parties.

The Company operated a total of four vessels in its Product Tanker fleet in the first quarter of 2014 (Miranda I, Amadeo, Alejandrina, and Austral), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, May 15, 2014, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-369-3164 (toll-free U.S.) or +1-517-308-9490 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-285-0609 (toll-free U.S.) or +1-203-369-3393 (outside of the U.S.); passcode: 9376. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman                                                      Bryan Degnan
212-477-8438                                                       646-673-9701
lberman@igbir.com                                           bdegnan@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2014 and our audited consolidated balance sheet as of December 31, 2013:

  (Stated in thousands of U.S. dollars, except par value and share amounts)
	At March 31,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$81,716	$72,625
Restricted cash	11,233	12,132
Accounts receivable, net of allowance for doubtful accounts of $ 3,382 and $2,905 in 2014 and 2013, respectively	43,530	47,836
Operating supplies and inventories	9,104	17,168
Prepaid expenses	12,366	4,111
Other receivables	23,889	41,832
Total current assets	181,838	195,704

NONCURRENT ASSETS

Other receivables	26,392	28,640
Restricted cash	1,463	1,463
Vessels and equipment, net	722,456	715,431
Dry dock	12,919	10,979
Investments in and receivables from affiliates	4,012	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	14,529	14,954
Deferred income tax assets	1,150	2,763
Total noncurrent assets	788,518	784,307
Total assets	$970,356	$980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$26,977	$28,923
Customer advances	6,953	12,710
Payable to related parties	1,802	1,351
Accrued interest	7,305	1,652
Current portion of long-term financial debt	32,253	32,253
Other current liabilities	15,326	14,499
Total current liabilities	90,616	91,388

NONCURRENT LIABILITIES

Long-term financial debt	460,420	466,144
Deferred income tax liabilities	13,647	12,248
Other liabilities	1,035	1,086
Deferred gains	3,483	3,584
Total noncurrent liabilities	478,585	483,062
Total liabilities	569,201	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2014 and 2013	1,443	1,443
Additional paid-in capital	488,735	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(67,862)	(63,108)
Accumulated other comprehensive loss	(1,673)	(1,808)
Total equity	401,155	405,561
Total liabilities and equity	$970,356	$980,011

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Three Months Ended March 31,
	2014	2013	Percent Change
Revenues
Attributable to River Business	$41,277	$39,347	5%
Attributable to Offshore Supply Business	27,403	21,602	27%
Attributable to Ocean Business	17,663	16,941	4%
Total revenues	86,343	77,890	11%

Voyage and manufacturing expenses
Attributable to River Business	(23,701)	(19,373)	22%
Attributable to Offshore Supply Business	(770)	(949)	-19%
Attributable to Ocean Business	(4,555)	(5,685)	-20%
Total voyage and manufacturing expenses	(29,026)	(26,007)	12%

Running costs
Attributable to River Business	(13,336)	(14,063)	-5%
Attributable to Offshore Supply Business	(10,622)	(8,366)	27%
Attributable to Ocean Business	(7,496)	(9,043)	-17%
Total running costs	(31,454)	(31,472)	0%

Amortization of dry dock and intangible assets	(1,284)	(708)	81%
Depreciation of vessels and equipment	(10,625)	(9,412)	13%
Administrative and commercial expenses	(9,504)	(8,822)	8%
Other operating income, net	554	450	23%

Operating profit	5,004	1,919	161%

Financial expense	(8,650)	(11,544)	-25%
Foreign currency exchange gains (losses), net	2,983	6,255	-52%
Financial income	10	76	-87%
Loss on derivatives, net	--	(216)
Investment in affiliates	(232)	(195)	19%
Other, net	25	(228)
Total other (expenses)	(5,864)	(5,852)	0%

Loss before income taxes	(860)	(3,933)	-78%

Income tax expenses	(3,894)	(1,622)	140%
Net income attributable to non-controlling interest	--	299

Net loss attributable to Ultrapetrol (Bahamas) Limited	$(4,754)	$(5,854)	-19%

The following table contains our unaudited statements of cash flows for the three months ended March 31, 2014, and 2013:

(Stated in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(4,754)	$(5,555)
Adjustments to reconcile net (loss) to cash provided by operating activities:
Depreciation of vessels and equipment	10,625	9,412
Amortization of dry docking	1,240	664
Expenditure for dry docking	(3,180)	(1,057)
Loss on derivatives, net	--	216
Amortization of intangible assets	44	44
Debt issuance expense amortization	499	603
Financial loss on extinguishment of debt	--	3,605
Net losses from investments in affiliates	232	195
Allowance for doubtful accounts	515	295
Share - based compensation	213	65
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	3.881	(10,933)
Other receivables, operating supplies and prepaid expenses	4,314	(8,496)
Other	20	41
Increase (decrease) in liabilities:
Accounts payable	(1,906)	(1,468)
Customer advances	(5,757)	11,263
Other payables	8,114	4,860
Net cash provided by operating activities	14,100	3,754

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(17,650)	(15,738)
Proceeds from disposal of assets, net ($9,410 in 2013 for barges sold and leased-back)	--	9,410
Proceeds from shipbuilding contract cancelation	17,589	--
Net cash (used in) investing activities	(61)	(6,328)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(5,697)	(4,050)
Early repayment of long-term financial debt	--	(31,200)
Short-term credit facility repayments	--	(4,138)
Prepayment of 7.25% Senior Convertible Notes	--	(80,000)
Proceeds from long-term financial debt	--	25,850
Other financing activities, net	749	(2,490)
Net cash (used in) financing activities	(4,948)	(96,028)
Net increase (decrease) in cash and cash equivalents	9,091	(98,602)
Cash and cash equivalents at the beginning of year	72,625	222,215
Cash and cash equivalents at the end of the period	$81,716	$123,613

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2014, and 2013:

	Three months ended March 31,
($000's)	2014	2013
Total cash flows provided by operating activities	14,100	3,864
Total cash flows (used in) investing activities	(61)	(6,438)
Total cash flows (used in) from financing activities	(4,948)	(96,028)

Total cash flows from operating activities	$14,100	$3,864

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(8,665)	4,623
Expenditure for dry docking	3,180	1,057
Income Taxes	3,894	1,622
Financial Expenses	8,650	7,939
Allowance for doubtful accounts	(515)	--
Net loss attributable to noncontrolling interest	--	(299)
Loss on derivatives, net	--	(216)
Yard EBITDA from Touax sale	(99)	1,829
Other adjustments	(945)	(1,158)

Adjusted Consolidated EBITDA	$19,600	$19,261

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the three months ended March 31, 2014 and 2013:

($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013	% Change

Revenues	$86,343	$77,890	11%

Adjusted EBITDA	$19,600	$19,261	2%

Net (loss) as reported	$(4,754)	$(5,854)	-19%
EPS as reported (In $ per share)	$(0.03)	$(0.04)	-25%

Adjustments to Net Loss as reported

Yard EBITDA from Touax barge sale	(99)	1,829
Income tax expense on Exchange Variance Benefit (1)	274	178	54%
Non-cash loss of extinguishment of debt	--	3,605

Adjusted net (loss)	$(4,579)	$(242)
Adjusted EPS (In $ per share)	$(0.03)	$(0.00)

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2014:

	First quarter ended March 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(6,532)	$9,359	$2,177	$5,004
Depreciation and amortization	6,156	3,849	1,904	11,909
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(220)	--	(12)	(232)
Net (loss) on derivatives, net	--	(1)	--	(1)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	3	23	26

Segment Adjusted EBITDA	$(695)	$13,210	$4,092	$16,607

Items not included in Segment Adjusted EBITDA
Financial income				10
Foreign currency exchange gains, net				2,983

Adjusted Consolidated EBITDA				$19,600

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2013:

	Three Months Ended March 31, 2013
$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,934)	$7,400	$(1,547)	$1,919
Depreciation and amortization	5,846	2,574	1,700	10,120
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(193)	(299)	(2)	(494)
Net (loss) on derivatives, net	--	(216)	--	(216)
Yard EBITDA from Touax barge sale	1,829	--	--	1,829
Exchange difference affecting Segment Operating Expenses	3,205	--	--	3,205
Other net	(230)	--	2	(228)

Segment Adjusted EBITDA	$6,523	9,459	153	16,135

Items not included in Segment Adjusted EBITDA
Financial income				76
Foreign currency exchange gains, net				3,050

Adjusted Consolidated EBITDA				$19,261